SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. ___)*

Compuware Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

205638109
(CUSIP Number)

Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

4,225,207

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

4,225,207

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,225,207

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.0%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

7,846,826

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

7,846,826

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,846,826

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.7%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

7,846,826

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

7,846,826

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,846,826

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.7%

14.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Schedule 13D reflects the beneficial ownership of the Reporting Persons (as defined below) as of November 26, 2012.

ITEM 1.Security and Issuer.

This statement relates to the shares of common stock, $.01 par value (the "Common Stock"), of Compuware Corporation (the "Issuer").  The Issuer's principal executive office is located at One Campus Martius, Detroit, Michigan 48226.

ITEM 2. Identity and Background.

(a)-(c)This statement is being filed by Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries (collectively, "Elliott"), Elliott International, L.P., a Cayman Islands limited partnership ("Elliott International"), and Elliott International Capital Advisors Inc., a Delaware corporation ("EICA" and collectively with Elliott and Elliott International, the "Reporting Persons").  Paul E. Singer ("Singer"), Elliott Capital Advisors, L.P., a Delaware limited partnership ("Capital Advisors"), which is controlled by Singer, and Elliott Special GP, LLC, a Delaware limited liability company ("Special GP"), which is controlled by Singer, are the general partners of Elliott.  Hambledon, Inc., a Cayman Islands corporation ("Hambledon"), which is also controlled by Singer, is the sole general partner of Elliott International.  EICA is the investment manager for Elliott International.  EICA expressly disclaims equitable ownership of and pecuniary interest in any shares of Common Stock.

ELLIOTT

The business address of Elliott is 40 West 57th Street, New York, New York 10019.

The principal business of Elliott is to purchase, sell, trade and invest in securities.

SINGER

Singer's business address is 40 West 57th Street, New York, New York 10019.

Singer’s principal business is to serve as a general partner of Elliott and Capital Advisors, as the president of EICA, and as a managing member of Special GP.

CAPITAL ADVISORS

The business address of Capital Advisors is 40 West 57th Street, New York, New York 10019.

The principal business of Capital Advisors is the furnishing of investment advisory services.  Capital Advisors also serves as a managing member of Special GP.

The names, business addresses, and present principal occupation or employment of the general partners of Capital Advisors are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP

Braxton Associates, Inc.	40 West 57th St. New York, New York 10019	The principal business of Braxton Associates, Inc. is serving as general partner of Capital Advisors
Elliott Asset Management LLC	40 West 57th St. New York, New York 10019	General Partner of Capital Advisors

The name, business address, and present principal occupation or employment of the sole director and executive officer of Braxton Associates, Inc. are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors and President of EICA

ELLIOTT SPECIAL GP, LLC

The business address of Special GP is 40 West 57th Street, New York, New York 10019.

The principal business of Special GP is serving as a general partner of Elliott.

The names, business address, and present principal occupation or employment of the managing members of Special GP are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP
Braxton Associates, Inc.	40 West 57th St. New York, New York 10019	The principal business of Braxton Associates, Inc. is serving as general partner of Capital Advisors
Elliott Asset Management LLC	40 West 57th St. New York, New York 10019	General Partner of Capital Advisors

ELLIOTT INTERNATIONAL

The business address of Elliott International is c/o Maples & Calder, P.O. Box 309, Ugland House, South Church Street, George Town, Cayman Islands, British West Indies.

The principal business of Elliott International is to purchase, sell, trade and invest in securities.

The name, business address, and present principal occupation or employment of the general partner of Elliott International is as follows:

NAME	ADDRESS	OCCUPATION
Hambledon, Inc.	c/o Maples & Calder P.O. Box 309 Ugland House South Church Street George Town, Cayman Islands British West Indies	General partner of Elliott International

        HAMBLEDON

The name, business address, and present principal occupation or employment of the sole director and executive officer of Hambledon are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP

EICA

The business address of EICA is 40 West 57th Street New York, New York 10019.

The principal business of EICA is to act as investment manager for Elliott International.

The name, business address, and present principal occupation or employment of the sole director and executive officer of EICA is as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP

(d) and (e)During the last five years, none of the persons or entities listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)Mr. Singer is a citizen of the United States of America.

ITEM 3.Source and Amount of Funds or Other Consideration.

Elliott Working Capital	$36,435,327
Elliott International Working Capital	$67,728,600

ITEM 4.Purpose of Transaction.

  Each of Elliott and Elliott International acquired the Common Stock beneficially owned by it in the ordinary course of its purchasing, selling and trading in securities. EICA has acted as investment manager to Elliott International in connection with Elliott International’s acquisition of beneficial ownership of Common Stock.

Depending upon market conditions and other factors that it may deem material, each of Elliott and Elliott International may purchase additional shares of Common Stock and/or related securities or may dispose of all or a portion of the Common Stock or related securities that it now beneficially owns or may hereafter acquire.

From time to time the Reporting Persons may express their views to management, the Board of Directors of the Issuer, other shareholders or third partiesand/or formulate plans or proposals regarding the Issuer or its securities.  The Reporting Persons may take positions or make proposals with respect to the strategy and plans of the Issuer as a means of enhancing shareholder value.

ITEM 5.Interest in Securities of the Issuer.

(a)Elliott individually beneficially owns 4,225,207 shares of Common Stock, which constitute 2.0% of all of the outstanding shares of Common Stock.  Elliott owns 1,348,500 of its shares of Common Stock through The Liverpool Limited Partnership (“Liverpool”), a Bermuda limited partnership, which is a wholly-owned subsidiary of Elliott.

Elliott International and EICA beneficially own an aggregate of 7,846,826 shares of Common Stock, which constitute 3.7% of all of the outstanding shares of Common Stock.

Collectively, Elliott, Elliott International and EICA beneficially own 12,072,033 shares of Common Stock constituting 5.7% of all of the outstanding shares of Common Stock.

(b)Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International.  Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

(c)The transactions effected by the Reporting Persons during the past sixty (60) days are set forth on Schedule 1 attached hereto.

(d)No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

        (e)Not applicable.

ITEM 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Elliott (through The Liverpool Limited Partnership, a Bermuda limited partnership and a wholly-owned subsidiary of Elliott) and Elliott International have entered into notional principal amount derivative agreements (the "Derivative Agreements") with respect to 1,277,045 and 2,371,655 shares of Common Stock of the Issuer, respectively (representing an economic interest in 0.6% and 1.1% of the shares of Common Stock of the Issuer, respectively).  Collectively, the Derivative Agreements held by the Reporting Persons represent the economic equivalent of an interest in 1.7% of the shares of Common Stock.  The Derivative Agreements provide Elliott and Elliott International with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are the subject of the Derivative Agreements.  The counterparties to the Derivative Agreements are unaffiliated third party financial institutions.

Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

ITEM 7.Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement

Schedule 1 - Transactions of the Reporting Persons Effected During the Past 60 Days

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  November 26, 2012

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:  /s/ Elliot Greenberg
                            Elliot Greenberg
                            Vice President

ELLIOTT INTERNATIONAL, L.P.
By:Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:  /s/ Elliot Greenberg
                            Elliot Greenberg
                            Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:  /s/ Elliot Greenberg
             Elliot Greenberg
             Vice President

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock of Compuware Corporation dated November 26, 2012 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated:  November 26, 2012

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:  /s/ Elliot Greenberg
                            Elliot Greenberg
                            Vice President

ELLIOTT INTERNATIONAL, L.P.
By:Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:  /s/ Elliot Greenberg
                            Elliot Greenberg
                            Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:  /s/ Elliot Greenberg
             Elliot Greenberg
             Vice President

SCHEDULE 1

Transactions of the Reporting Persons Effected
During the Past 60 Days

The following transactions were effected by Elliott Associates, L.P. during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. price ($) per Share ($) (excl. commissions)
15-Nov-2012	Common Stock	17,500	8.605000
15-Nov-2012	Common Stock	35,000	8.600000
15-Nov-2012	Common Stock	35,000	8.590000
14-Nov-2012	Common Stock	126,708	8.560800
14-Nov-2012	Common Stock	301,350	8.594000
14-Nov-2012	Common Stock	17,500	8.560000
13-Nov-2012	Common Stock	5,810	8.682200
13-Nov-2012	Common Stock	94,530	8.737900
13-Nov-2012	Common Stock	26,250	8.727593
12-Nov-2012	Common Stock	35,000	8.744000
12-Nov-2012	Common Stock	4,270	8.767200
09-Nov-2012	Common Stock	17,500	8.787700
09-Nov-2012	Common Stock	35,000	8.792600
09-Nov-2012	Common Stock	52,500	8.773500
08-Nov-2012	Common Stock	87,499	8.876500
08-Nov-2012	Common Stock	17,500	8.849700
07-Nov-2012	Common Stock	70,000	8.913900
06-Nov-2012	Common Stock	140,000	9.007500
06-Nov-2012	Common Stock	20,379	9.028900
02-Nov-2012	Common Stock	10,185	8.819000
01-Nov-2012	Common Stock	22,335	8.727100
01-Nov-2012	Common Stock	35,000	8.760000
31-Oct-2012	Common Stock	134,979	8.606000
26-Oct-2012	Common Stock	11,087	8.413600
26-Oct-2012	Common Stock	17,500	8.399800
25-Oct-2012	Common Stock	80,959	8.374200
25-Oct-2012	Common Stock	14,071	8.344700
24-Oct-2012	Common Stock	35,000	8.412700
24-Oct-2012	Common Stock	48,160	8.264900
24-Oct-2012	Common Stock	35,000	8.146900
22-Oct-2012	Common Stock	(44,954)	9.537400
19-Oct-2012	Common Stock	(35,000)	9.601500
08-Oct-2012	Common Stock	86,100	9.510000
08-Oct-2012	Common Stock	2,052	9.518300
01-Oct-2012	Common Stock	53,445	9.696400
28-Sep-2012	Common Stock	(1,400)	9.940000

All of the above transactions were effected on the open market.

The following transactions were effected by Elliott Associates, L.P. (through Liverpool) during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. price ($) per Share ($) (excl. commissions)
08-Nov-2012	Common Stock	17,497	8.819800
08-Nov-2012	Common Stock	52,500	8.821700
05-Nov-2012	Common Stock	6,875	8.898700
25-Oct-2012	Common Stock	15,139	8.359900
25-Oct-2012	Common Stock	42,000	8.400000
24-Oct-2012	Common Stock	525,000	8.180000
23-Oct-2012	Common Stock	(88,977)	9.540000
09-Oct-2012	Common Stock	17,500	9.356900

All of the above transactions were effected on the open market.

The following transactions were effected by Elliott International, L.P. during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. price ($) per Share ($) (excl. commissions)
15-Nov-2012	Common Stock	32,500	8.605000
15-Nov-2012	Common Stock	65,000	8.600000
15-Nov-2012	Common Stock	65,000	8.590000
14-Nov-2012	Common Stock	235,315	8.560800
14-Nov-2012	Common Stock	559,650	8.594000
14-Nov-2012	Common Stock	32,500	8.560000
13-Nov-2012	Common Stock	10,790	8.682200
13-Nov-2012	Common Stock	175,555	8.737900
13-Nov-2012	Common Stock	48,750	8.727593
12-Nov-2012	Common Stock	65,000	8.744000
12-Nov-2012	Common Stock	7,930	8.767200
09-Nov-2012	Common Stock	32,500	8.787700
09-Nov-2012	Common Stock	65,000	8.792600
09-Nov-2012	Common Stock	97,500	8.773500
08-Nov-2012	Common Stock	32,503	8.819800
08-Nov-2012	Common Stock	97,500	8.821700
08-Nov-2012	Common Stock	162,501	8.876500
08-Nov-2012	Common Stock	32,500	8.849700
07-Nov-2012	Common Stock	130,000	8.913900
06-Nov-2012	Common Stock	260,000	9.007500
06-Nov-2012	Common Stock	37,848	9.028900
05-Nov-2012	Common Stock	50,000	8.900000
05-Nov-2012	Common Stock	5,000	8.910000
05-Nov-2012	Common Stock	93,125	8.898700

02-Nov-2012	Common Stock	18,915	8.819000
01-Nov-2012	Common Stock	41,514	8.727100
01-Nov-2012	Common Stock	65,000	8.760000
31-Oct-2012	Common Stock	72,623	8.606000
26-Oct-2012	Common Stock	20,589	8.413600
26-Oct-2012	Common Stock	32,500	8.399800
25-Oct-2012	Common Stock	28,114	8.359900
25-Oct-2012	Common Stock	78,000	8.400000
25-Oct-2012	Common Stock	150,353	8.374200
25-Oct-2012	Common Stock	26,132	8.344700
24-Oct-2012	Common Stock	975,000	8.180000
24-Oct-2012	Common Stock	65,000	8.412700
24-Oct-2012	Common Stock	89,440	8.264900
24-Oct-2012	Common Stock	65,000	8.146900
23-Oct-2012	Common Stock	(165,244)	9.540000
22-Oct-2012	Common Stock	(83,522)	9.537400
19-Oct-2012	Common Stock	(65,000)	9.601500
09-Oct-2012	Common Stock	32,500	9.356900
08-Oct-2012	Common Stock	159,900	9.510000
08-Oct-2012	Common Stock	3,810	9.518300
01-Oct-2012	Common Stock	99,255	9.696400
28-Sep-2012	Common Stock	(2,600)	9.940000

All of the above transactions were effected on the open market.